SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November, 2003                                                                    Commission File Number: 1-31402

CAE Inc.

(Name of Registrant)

Royal Bank Plaza

South Tower, Suite 3060

Toronto, Ontario

Canada M5J 2J1

(Address of Principal Executive Offices)
Telephone: (416) 866-6967

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [   ]                                     Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes [   ]                                                    No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    CAE Inc.

 Date: November 5, 2003                                             By: /s/ Aline Belanger

                                                                                 Name: Aline Belanger

                                                                                 Title: Vice President, Corporate Controller and Assistant Secretary

EXHIBIT INDEX

    Exhibit                             Description of Exhibit

99                                Press Release - Q2 Earnings